Exhibit 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended June 30, 2004

FIXED CHARGES:
Interest Expense	$44,728
Amortization of Debt Premium, Discount and Expense	425
Interest Component of Rentals	620

Total Fixed Charges	$45,773

EARNINGS:
Net Income before Dividends on Preferred stock	$91,598
Add:
Income Taxes Applicable to Utility Operating Income	55,127
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(472)
Total Fixed Charges	45,773

Total Earnings	$192,026

Ratio of Earnings to Fixed Charges	4.2